UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Dicerna Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

253031108

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253031108	13D/A	Page 2 of 5

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 5,047,637 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 5,047,637 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,047,637 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.4%
14	Type of Reporting Person PN

CUSIP No. 253031108	13D/A	Page 3 of 5

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 532,600 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 532,600 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 532,600 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person PN

CUSIP No. 253031108	13D/A	Page 4 of 5

This Amendment No. 4 to Schedule 13D relates to the Common Stock of Dicerna Pharmaceuticals, Inc. and amends the initial statement on Schedule 13D filed by the Reporting Persons on April 13, 2017, as amended by Amendment No. 1 filed on September 18, 2017, Amendment No. 2 filed on December 19, 2017 and Amendment No. 3 filed on May 31, 2019 (the “Initial Statement” and, as further amended by this Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b) As of November 21, 2019, Bain Capital Life Sciences Fund, L.P. (“BC LS”) held 5,047,637 shares of Common Stock, representing approximately 7.4% of the Issuer’s outstanding shares of Common Stock, and BCIP Life Sciences Associates, LP (“BCIP LS” and, together with BC LS, the “Reporting Persons”) held 532,600 shares of Common Stock, representing approximately 0.8% of the Issuer’s outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 5,580,237 shares of Common Stock, representing approximately 8.2% of the Issuer’s outstanding shares of Common Stock. The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 68,431,048 shares of Common Stock outstanding as of November 4, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019. The foregoing gives effect to the sale of shares described in Item 5(c) below.

(c) On November 19, 2019, the Reporting Persons sold an aggregate of 1,750,000 shares of Common Stock at a price of $22.03 pursuant to Rule 144 under the Securities Act of 1933, as amended, for aggregate consideration of $38,552,500. In the transaction, BC LS sold 1,582,973 shares and BCIP LS sold 162,027 shares.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

CUSIP No. 253031108	13D/A	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2019

Bain Capital Life Sciences Fund, L.P. By: Bain Capital Life Sciences Partners, LP, its general partner By: Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Managing Director
BCIP Life Sciences Associates, LP By: Boylston Coinvestors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Authorized Signatory